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SECURITIES AND EXCHANGE COMMISSION

04004587

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED FEB 27 2004 WASH, D.C. 150 SECTION

SEC FILE NUMBER
8-21323

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/03** (MM/DD/YY) AND ENDING **12/31/03** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

A I M Distributors, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11 Greenway Plaza, Suite 100

(No. and Street)

Houston	**Texas**	**77046**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David E. Hessel **713-214-1452**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP

(Name – *of individual, state last, first, middle name*)

1401 McKinney, Suite 1200	**Houston**	**TX**	**77010**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ✓ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 24 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

PS 3/23/04

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David E. Hessel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of A I M Distributors, Inc. , as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

David E. Hessel
Assistant Vice President and Assistant Treasurer

Notary Public

DELORES A. HUTCHING
Notary Public, State of Texas
My Commission Expires
October 14, 2006

This report** contains (check all applicable boxes):

- ✓ (a) Facing page.
- ✓ (b) Statement of Financial Condition.
- ✓ (c) Statement of Income (Loss).
- ✓ (d) Statement of Changes in Financial Condition.
- ✓ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- N/A (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ✓ (g) Computation of Net Capital.
- N/A (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- N/A (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- N/A (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- N/A (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ✓ (l) An Oath or Affirmation.
- N/A (m) A copy of the SIPC Supplemental Report.
- ✓ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements and Supplemental Information

A I M Distributors, Inc.
Year ended December 31, 2003
With Report and Supplementary Report of Independent Auditors

A I M Distributors, Inc.

Financial Statements and Supplemental Information

Year ended December 31, 2003

Contents

Report of Independent Auditors 1

Audited Financial Statements

Statement of Financial Condition 2
Statement of Operations 3
Statement of Changes in Stockholder's Equity 4
Statement of Cash Flows 5
Notes to Financial Statements and Supplemental Information 6

Supplemental Information

Computation of Net Capital Under Rule 15c3-1 13
Exemptive Provision of Rule 15c3-3 14

Supplementary Report

Independent Auditors' Supplementary Report on Internal Control 15

ERNST & YOUNG

Ernst & Young LLP
5 Houston Center
Suite 1200
1401 McKinney Street
Houston, Texas 77010-4035

Phone: (713) 750-1500
Fax: (713) 750-1501
www.ey.com

Report of Independent Auditors

To the Board of Directors of
A I M Distributors, Inc.

We have audited the accompanying statement of financial condition of A I M Distributors, Inc. (the "Company"), as of December 31, 2003, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of A I M Distributors, Inc., at December 31, 2003, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

Houston, Texas
February 12, 2004

A I M Distributors, Inc.

Statement of Financial Condition

December 31, 2003

Assets		
Cash equivalents, affiliated registered investment companies	$	**56,797,507**
Accounts receivable:		
Due from dealers for sales of capital stock of affiliated registered investment companies		**159,907**
Due from affiliated registered investment companies		**19,946,008**
Commissions receivable		**139,643**
		20,245,558
Segregated trust accounts		**1,558,559**
Other assets		**201,497**
Total assets	$	**78,803,121**
Liabilities and stockholder's equity		
Liabilities:		
Accounts payable and accrued expenses	$	**1,308,364**
Due to affiliated registered investment companies for sales of capital stock		**159,633**
Due to dealers for redemptions from affiliated registered investment companies		**253,124**
Due to dealers for distribution fees		**46,663,289**
Due to affiliated companies		**7,954,518**
State income taxes payable		**1,486,385**
Total liabilities		**57,825,313**
Stockholder's equity:		
Common stock, $1 par value; 1,000 shares authorized, 10 shares issued and outstanding		**10**
Additional paid-in capital		**1,378,990**
Retained earnings		**19,598,808**
Total stockholder's equity		**20,977,808**
Total liabilities and stockholder's equity	$	**78,803,121**

See accompanying notes.

A I M Distributors, Inc.

Statement of Operations

Year ended December 31, 2003

Income:		
Underwriting income	$	**6,976,603**
Marketing servicing fees allocated from affiliates		**141,890,764**
Distribution fees		**27,827,005**
Sponsor fees on periodic payment investment plans, net of commissions paid		**273,457**
Interest and other income		**310,095**
Total operating income		**177,277,924**
Expenses:		
Dealers' concessions		**4,538,108**
Allocations from affiliates		**57,099,874**
Compensation allocation from affiliates		**81,075,986**
Total operating expenses		**142,713,968**
Income before income taxes		**34,563,956**
Income tax expense:		
Current		**13,103,541**
Net income	$	**21,460,415**

See accompanying notes.

A I M Distributors, Inc.

Statement of Changes in Stockholder's Equity

Year ended December 31, 2003

	Common Stock		Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
Balance, January 1, 2003	$	10	$1,378,990	$ 9,693,398	$11,072,398
Net income		–	–	21,460,415	21,460,415
Dividends paid		–	–	(11,555,005)	(11,555,005)
Balance, December 31, 2003	$	10	$1,378,990	$19,598,808	$20,977,808

See accompanying notes.

A I M Distributors, Inc.

Statement of Cash Flows

Year ended December 31, 2003

Cash flows from operating activities		
Net income	$	**21,460,415**
Adjustments to reconcile net income to net cash provided by operating activities:		
Change in operating assets and liabilities:		
Increase in accounts receivable		**(18,026,602)**
Decrease in other assets		**29,315**
Increase in segregated trust account		**(6,173)**
Increase in amounts due to affiliated registered investment companies for sales of capital stock		**92,721**
Decrease in due to dealers for redemptions from affiliated registered investment companies		**(59,087)**
Increase in distribution fees due dealers		**46,663,289**
Increase in due to affiliated companies		**5,522,689**
Increase in state income taxes payable		**409,037**
Increase in accounts payable and accrued expenses		**994,164**
Total adjustments		**35,619,353**
Net cash provided by operating activities		**57,079,768**
Cash flows from financing activities		
Dividends paid		**(11,555,005)**
Net cash used in financing activities		**(11,555,005)**
Net increase in cash equivalents		**45,524,763**
Cash equivalents, beginning of year		**11,272,744**
Cash equivalents, end of year	$	**56,797,507**

See accompanying notes.

A I M Distributors, Inc.

Notes to Financial Statements and Supplemental Information

December 31, 2003

1. Summary of Significant Accounting Policies

Basis of Presentation

A I M Distributors, Inc. (the "Company"), is a wholly owned subsidiary of A I M Advisors, Inc. ("Advisors"). Advisors is owned by A I M Management Group, Inc. ("Management"), which in turn is owned by AVZ, Inc. ("AVZ"), the ultimate U.S. parent of the Company. AVZ is owned by AMVESCAP PLC, a publicly traded holding company that, through its subsidiaries, is engaged in institutional investment management and retail mutual fund businesses in North America, Europe, and the Pacific Region.

The Company is registered as a broker-dealer in securities under the Securities Exchange Act of 1934.

The Company acts as the principal underwriter and distributor for certain affiliated registered investment companies.

Cash Equivalents

The Company considers highly liquid assets such as the amounts in affiliated money market funds to be cash equivalents.

Segregated Trust Accounts

The segregated trust accounts represent a short-term U.S. Government agency discount note on deposit in a segregated trust account and includes an amount held in a segregated savings account as required by the Investment Company Act of 1940. The required amounts are determined in accordance with the requirements of the Investment Company Act of 1940 to provide cash reserves for refunds that may be required if investors in a unit investment trust exercise their right to surrender or withdraw. This note is recorded at fair market value at December 31, 2003, which approximates amortized cost.

Underwriting Income

Underwriting income represents sales charges on sales of capital stock of affiliated registered investment companies and is recorded on a trade-date basis.

1. Summary of Significant Accounting Policies (continued)

Distribution Fees

The Company receives fees from affiliated registered investment companies pursuant to 12b-1 plans (Investment Company Act of 1940) adopted by the affiliated registered investment companies. Such fees are paid to the Company as compensation for expenses incurred by the Company for the distribution of shares of the affiliated registered investment companies. The fees are based on a specified annual percentage of a fund's average daily net assets and are accrued on a monthly basis. In some cases, these fees are reimbursements for actual amounts incurred by the Company.

Dealers' Concessions

Dealers' concessions represent amounts paid to other dealers upon sales of Class A shares of affiliated registered investment companies and are recorded on a trade-date basis, net of Class A share contingent deferred sales charges ("CDSC") of $4,527,158.

Transactions With Affiliated Companies

The Company is allocated expenses by an affiliated company based upon estimates of time devoted to the operations of the Company by personnel of the affiliated company and usage of shared facilities. The Company is also allocated revenue primarily by Advisors for services performed in marketing efforts for affiliated registered investment companies managed by those companies. The revenue allocation is intended to reimburse the Company for current expenses.

The Company has entered into an agreement with Management, whereby Management provides funding to the Company for payment of Class B and Class C share commissions. Management obtains the rights to certain future revenues to be generated by the Class B and Class C shares under the respective fund's 12b-1 plan provisions and contingent deferred sales charge provisions for a purchase price equal to a percentage of the price at which each Class B and Class C share is sold. Such transactions occur daily and have been accounted for as sale transactions. No gain or loss from this arrangement is reflected in the Company's financial statements since the amount paid by Management equals the commissions paid by the Company relating to the sale of Class B and Class C shares. Accordingly, amounts received from the respective funds under the 12b-1 plan provisions and CDSC provisions are not recorded as revenue by the Company as Management owns the rights to such fees.

1. Summary of Significant Accounting Policies (continued)

Federal Income Taxes

For federal income tax purposes, the Company's income is included in the consolidated income tax return filed by AVZ. Deferred and current taxes are provided at the statutory rate in effect during the year (35 percent) by the members of the consolidated group based on the amount that the respective member would pay or have refunded if it were to file a separate return. The effective tax rate was 37.9 percent due primarily to the effect of state taxes. At December 31, 2003, there were no deferred tax assets or liabilities.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Net Capital Requirements

In accordance with regulations of the Securities and Exchange Commission (the "SEC"), the Company must maintain minimum net capital, as defined. The Company utilizes the "Alternative Standard" method of Net Capital Computation pursuant to SEC Rule 15c3-1, which requires the Company to maintain minimum net capital of $250,000. However, the Company intends to maintain regulatory net capital of at least $300,000 in order to be in compliance with the early warning rules. At December 31, 2003, the Company had net capital of $11,392,317, which exceeded required net capital of $250,000 by $11,142,317.

3. Concentration of Credit Risk

The Company is engaged in brokerage activities in which counterparties primarily include broker-dealers. In the event that counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

4. Regulatory Inquiries and Actions

An indirect wholly owned subsidiary of AMVESCAP PLC, INVESCO Funds Group, Inc. ("IFG"), was formerly the investment advisor to the INVESCO Funds. IFG continues to serve as the investment advisor to INVESCO Variable Investment Funds, Inc. ("IVIF"). On November 25, 2003, Advisors succeeded IFG as the investment advisor to the INVESCO Funds other than IVIF. IFG and Advisors are investment advisor affiliates of the Company.

The mutual fund industry as a whole is currently subject to a wide range of inquiries and litigation related to issues of "market timing" and "late trading." Both Advisors and IFG are the subject of, or are involved in, a number of such matters, as described below.

IFG

On December 2, 2003, each of the Securities and Exchange Commission ("SEC") and the Office of the Attorney General of the State of New York ("NYAG") filed civil proceedings against IFG and Raymond R. Cunningham, in his capacity as the chief executive officer of IFG. Mr. Cunningham currently holds the positions of Chief Operating Officer and Senior Vice President of Management, Senior Vice President of Advisors and Senior Vice President of the Company. In addition, on December 2, 2003, the State of Colorado filed civil proceedings against IFG. While the various complaints assert a number of legal theories, two general claims predominate: (1) that IFG, by allowing "market timing" trading, violated the anti-fraud provisions of the federal securities laws, and (2) that by allowing "market timing" trading, IFG breached its fiduciary duties - as established by state common law or federal statute - to the funds and/or individual investors. Neither the Company nor any of the affiliated registered investment companies for which the Company acts as the principal underwriter and distributor has been named as a defendant in any of these proceedings.

The SEC complaint alleges that IFG failed to disclose in the INVESCO Funds' prospectuses and to the INVESCO Funds' independent directors that IFG had entered into certain arrangements permitting "market timing" of the INVESCO Funds. The SEC is seeking injunctions, including permanent injunctions from serving as an investment advisor, officer or director of an investment company; an accounting of all market timing as well as certain fees and compensation received; disgorgement; civil monetary penalties; and other relief.

4. Regulatory Inquiries and Actions (continued)

The NYAG and Colorado complaints make substantially similar allegations. The NYAG is seeking injunctions, including permanent injunctions from directly or indirectly selling or distributing shares of mutual funds; disgorgement of all profits obtained, including fees collected, and payment of all restitution and damages caused, directly or indirectly, from the alleged illegal activities; civil monetary penalties; and other relief. The State of Colorado is seeking injunctions; restitution, disgorgement and other equitable relief; civil monetary penalties; and other relief.

In addition, IFG has received inquiries in the form of subpoenas or other oral or written requests for information from various regulators concerning "market timing" activity, late trading, fair value pricing and related issues concerning the INVESCO Funds. These regulators include the Florida Department of Financial Services, the Commissioner of Securities for the State of Georgia, the Office of the State Auditor for the State of West Virginia, the Office of the Secretary of State for West Virginia and the Colorado Securities Division. IFG has also received more limited inquiries concerning related matters from the United States Department of Labor, NASD Inc., and the SEC. IFG is cooperating fully with respect to these inquiries.

Advisors

Advisors has also received inquiries in the form of subpoenas or other oral or written requests for information from various regulators concerning "market timing" activity, late trading, fair value pricing, and related issues concerning the AIM Funds. Advisors has received requests for information and documents concerning these and related matters from the SEC and the Massachusetts Secretary of the Commonwealth. In addition, Advisors has received subpoenas concerning these and related matters from the NYAG, the United States Attorney's Office for the District of Massachusetts, the Commissioner of Securities for the State of Georgia, the Office of the State Auditor for the State of West Virginia, and the Office of the Secretary of State for West Virginia. Advisors has also received more limited inquiries from the SEC and NASD, Inc. concerning specific funds, entities and/or individuals. Advisors is cooperating fully with respect to these inquiries.

AMVESCAP PLC Response

AMVESCAP PLC is seeking to resolve both the pending regulatory complaints against IFG alleging "market timing" and the ongoing "market timing" investigations with respect to IFG and Advisors. On January 14, 2004, AMVESCAP PLC announced that its

4. Regulatory Inquiries and Actions (continued)

ongoing internal review had revealed situations in which shareholders were not always effectively protected from the potential adverse impact of market timing and illegal late trading through intermediaries. These findings were based, in part, on an extensive economic analysis by outside experts who have been retained by AMVESCAP PLC to examine the impact of these activities. In light of these findings, AMVESCAP PLC has publicly stated that any AIM or INVESCO fund, or any shareholders thereof, harmed by the activities of accommodated third-party market timers will receive full restitution. AMVESCAP PLC has informed regulators of these findings.

There can be no assurance that AMVESCAP PLC will be able to reach a satisfactory settlement with the regulators, or that any such settlement will not include terms which would have the effect of barring either or both of IFG and Advisors, or any other investment advisor directly or indirectly owned by AMVESCAP PLC, from serving as an investment advisor to any registered investment company. The Company has been informed by Advisors that, if either of these results occurs, Advisors will seek exemptive relief from the SEC to permit it to continue to serve as an investment advisor. There can be no assurance that such exemptive relief will be granted. Any settlement with the regulators could also include terms which would bar Mr. Cunningham from serving as an officer or director of any registered investment company.

Private Actions

In addition to the complaints described above, multiple lawsuits, including purported class action and shareholder derivative suits, have been filed against various AMVESCAP-affiliated parties (including, certain INVESCO Funds, certain AIM Funds, IFG, Advisors, Management, AMVESCAP PLC, certain related entities and certain of their officers, including Mr. Cunningham). The allegations in the majority of the lawsuits are substantially similar to the allegations in the regulatory complaints against IFG described above. Certain other lawsuits allege that certain AIM and INVESCO funds inadequately employed fair value pricing or improperly paid Rule 12 b-1 fees. Such lawsuits allege a variety of theories of recovery, including but not limited to: (i) violation of various provisions of the Federal and state securities laws; (ii) violation of various provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"); (iii) breach of fiduciary duty; and (iv) breach of contract. The lawsuits have been filed in both Federal and state courts and seek such remedies as compensatory damages; restitution; rescission; accounting for wrongfully gotten gains, profits and compensation; injunctive

4. Regulatory Inquiries and Actions (continued)

relief; disgorgement; equitable relief; various corrective measures under ERISA; rescission of certain funds' advisory agreements with Advisors; declaration that the advisory agreement is unenforceable or void; refund of advisory fees; interest; and attorneys' and experts' fees.

IFG has removed certain of the state court proceedings to the applicable federal district court. The Judicial Panel on Multidistrict Litigation (the "Panel") recently has ordered that efficiency will be achieved if all actions alleging "market timing" throughout the industry are transferred to the District of Maryland for coordinated pretrial discovery. IFG and Advisors anticipate that the Panel will issue orders to transfer actions pending against them to the multidistrict litigation as well.

At the present time, the Company has not been named in any of these proceedings. However, lawsuits or regulatory actions arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the Company, IFG, Advisors, AMVESCAP PLC, and related individuals in the future.

At the present time, management of Advisors and the Company is unable to estimate the impact, if any, that the outcome of the matters described above may have on the Company or Advisors. Advisors intends to make additional capital contributions to maintain the Company's capital at the required minimum level as necessary.

A I M Distributors, Inc.

Computation of Net Capital Under Rule 15c3-1 (a) (1) (ii)

December 31, 2003

Net capital:		
Stockholder's equity, as reported on statement of financial condition		$ 20,977,808
Less– nonallowable assets:		
Due from dealers for sales of capital stock of affiliated registered investment companies	11,953	
Due from affiliated registered investment companies	6,655,524	
Segregated trust account	1,558,559	
Other assets	201,497	
		8,427,533
Less– adjustments:		
Haircuts on cash equivalents		1,135,950
Excess insurance deductible		22,008
Net capital		$ 11,392,317
Net capital requirement		$ 250,000
Net capital in excess of required amount		$ 11,142,317

There were no material differences between the audited computation of net capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2003, Part IIA FOCUS filing.

A I M Distributors, Inc.

Exemptive Provision of Rule 15c3-3

December 31, 2003

The Company is exempt from the reserve requirements and related computations for the determination thereof under paragraph (k)(2)(i) of Rule 15c3-3 under the Securities and Exchange Commission.

ERNST & YOUNG

Ernst & Young LLP
5 Houston Center
Suite 1200
1401 McKinney Street
Houston, Texas 77010-4035

Phone: (713) 750-1500
Fax: (713) 750-1501
www.ey.com

Independent Auditors' Supplementary Report on Internal Control

To the Board of Directors of
A I M Distributors, Inc.

In planning and performing our audit of the financial statements of A I M Distributors, Inc. (the "Company"), for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the criteria stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's

authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projections of any evaluation of internal control to future periods are subject to the risk that internal control may become inadequate because of changes in conditions or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's criteria.

This report is intended solely for the information and use of the board of directors, management, the SEC, National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

Houston, Texas
February 12, 2004